U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Crews David (Last) (First) 2000 Union National Plaza (Street) Little Rock, AR 72201 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol CYME		6. Relationship of Reporting Person to Issuer X Director
	3. IRS Identification Number of Reporting Person, if an entity N/A	4. Statement for Month/Year August 2002	7. Individual or Joint Group Filing X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
5. If Amendment, Date of Original N/A

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed (D)			5. Amount of Securities Beneficially Owned at End of Month	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
		Code	V	Amount	A or D	Price
Common Stock (Note 1)	08/21/2002	A	V	1,134	A	$0	174,722	D - 172,970 I - 1,752	N/A I- By Children
Common Stock	08/23/2002	G	V	2,000	D	$0	174,722	D - 172,970 I- 1,752	N/A I - By Children
Restricted Common Stock (Note 2)	08/28/2002	A	V	6,500	A	$0	56,500	D	N/A
Series A Convertible Preferred Stock (Note 1)	08/21/2002	A	V	1,134	A	$0	54,856	D	N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	A	D	Date Exercisable	Expiration Date
Non-Qualified Stock Options (Note 3)	$1.50	08/07/2002	A	V	100,000	0	08/07/2002	08/07/2012

Table II (cont.)

7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Month	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Title	Amount or Number of Shares
Common Stock	100,000	$0	100,000	D	N/A

Explanation of Responses:

Note 1:

Under the Plan of Reorganization, each holder of a Cytomedix 12% note was entitled to receive one share of either Common Stock or Series A Convertible Preferred Stock in exchange for every dollar owed under the 12% note. This reporting person held a note with a principal balance of $100,000 plus accrued interest of $9,712. This reporting person elected to receive fifty percent of his claim in Common Stock and receive the remaining fifty percent in Series A Convertible Preferred Stock. This reporting person was issued stock for interest in the amount of $7,444 and was therefore owed shares for the remaining $2,268 in interest owed (1,134 shares of Common Stock and 1,134 shares of Series A Convertible Preferred Stock).

Note 2:

Paid as a commission in conjunction with the private offering.

Note 3:

Granted under the Cytomedix, Inc. Long-Term Incentive Plan.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person:

/s/David Crews

David Crews

Date: September 10, 2002